SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Index

1. Summary of 2008 First Half Business Report

2. Exhibit 99.1-Kookmin Bank Review Report for the First Half of 2008

Summary of 2008 First Half Business Report

On August 14, 2008, Kookmin Bank filed its business report for the first half of 2008 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Financial information contained in this summary (and in the attached review report) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Kookmin Bank” mean Kookmin Bank on a non-consolidated basis, and all references to “we”, “us” or the “Bank” mean Kookmin Bank and, as the context may require, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1. Introduction to the Bank

1.1. Business Purposes

The business purpose of the Bank is to engage in the following business activities:

■	The banking business as prescribed by the Banking Act,

■	The trust business as prescribed by the Trust Business Act,

■	The credit card business as prescribed by the Specialized Credit Financial Business Act, and

■	Other businesses permitted by other relevant Korean laws and regulations

1.2. History

■	November 1, 2001

Incorporated and listed on the New York Stock Exchange

■	November 9, 2001

Listed on the Korea Stock Exchange

■	September 23, 2002

Integrated IT platforms of former Kookmin Bank and H&CB

■	December 4, 2002

Entered into a strategic alliance agreement with ING Bank N.V. Amsterdam

■	September 30, 2003

Completed the merger with Kookmin Credit Card

■	December 16, 2003

Completed a strategic investment in Bank Internasional Indonesia (BII) by investing in a 25% stake in Sorak Financial Holdings, a consortium with other investors

■	December 19, 2003

Fully privatized through the entire disposition of Korean government’s stake in Kookmin Bank

■	April 29, 2004

Established a subsidiary, KB Life Insurance Co., Ltd., to engage in insurance business

■	July 22, 2004

Entered into an alliance with China Construction Bank in connection with the foreign currency business

■	August 31, 2004

ING Bank N.V. Amsterdam entered into a contract with Kookmin Bank for a strategic investment in KB Life Insurance Co., Ltd.

■	October 29, 2004

Appointed Mr. Chung Won Kang as the President & CEO in an extraordinary general meeting of shareholders

■	December 31, 2004

The largest shareholder of Kookmin Bank changed from ING Bank N.V. Amsterdam to Euro-Pacific Growth Fund

■	January 01, 2005

Integrated three labor unions (former Kookmin Bank, former H&CB, former Kookmin Credit Card) into a single Kookmin Bank labor union

■	March 02, 2005

Opened KB Satellite Broadcasting System, the first combined broadcasting system in Korea

■	March 21, 2005

The largest shareholder of Kookmin Bank changed from Euro-Pacific Growth Fund to ING Bank N.V. Amsterdam

■	June 16, 2005

Disposed of 27,423,761 shares of treasury stock by means of a combination of domestic over-the-counter-sales and an international issuance of depository receipts

■	July 26, 2005

Obtained an approval from the FSS to use the Market Risk Internal Model for the first time among domestic financial institutions

■	October 10, 2005

The largest shareholder of Kookmin Bank changed from ING Bank N.V. Amsterdam to Euro-Pacific Growth Fund

■	February 2, 2006

Established the “Basel II system to calculate credit risk weighted asset and new BIS capital adequacy ratio” for the first time among domestic financial institutions

■	April 3, 2006

Established 100% computerization of bank accounts for the first time among domestic financial institutions

■	September 8, 2006

Implemented SOD (Segregation of Duties)

■	December 11, 2006

Ranked Number 1 among banks in the National Customer Satisfaction Index(NCSI) by Korea Productivity Center

■	April 27, 2007

Commenced principal stage of the Next Generation System development and new IT center construction

■	October 31, 2007

Reappointed Mr. Chung Won Kang as the President & CEO in an extraordinary general meeting of shareholders

■	November 14, 2007

Entered into a share purchase agreement to acquire a 95.8% stake in Hannuri Investment & Securities Co., Ltd.

■	December 11, 2007

Ranked Number 1 among banks for the second consecutive year and Number 1 among credit card businesses in the National Customer Satisfaction Index(NCSI) by Korea Productivity Center

■	December 31, 2007

Became the first Korean bank to obtain approval from the FSS to use a “Foundation Internal Ratings-based Approach” for credit risks under Basel II.

■	February 20, 2008

The largest shareholder of Kookmin Bank changed from Euro-Pacific Growth Fund to the Korean National Pension Service.

■	March 11, 2008

Acquired a 95.8% stake in Hannuri Investment & Securities Co., Ltd., which was renamed KB Investment & Securities Co., Ltd.

■	March 14, 2008

Entered into agreements to acquire up to 50.1% of the shares of Joint Stock Company Bank CenterCredit, a Kazakhstan Bank.

■	March 20, 2008

Application for preliminary authorization to establish a financial holding company

■	April 30, 2008

Resolution of the Board of Directors to approve the stock transfer plan to establish a financial holding company

■	June 27, 2008

Preliminary approval granted by the Financial Services Commission to establish a financial holding company

1.3. Capital Structure

1.3.1. Common Shares

Kookmin Bank has the authority to issue a total of 1,000,000,000 shares of capital stock according to its Articles of Incorporation. Kookmin Bank’s Articles of Incorporation also provide that Kookmin Bank is authorized to issue shares of preferred stock up to one-half of all of Kookmin Bank’s issued and outstanding shares of common stock. Upon completion of the merger between the former Kookmin Bank and H&CB, Kookmin Bank issued 299,697,462 common shares.

Upon the resolution of a shareholders’ meeting held on March 22, 2002, Kookmin Bank issued an additional 17,979,954 common shares in connection with a stock dividend of 6%.

On November 25, 2002 Goldman Sachs Capital Koryo, L.P. converted all of its convertible bonds into common shares. According to this conversion on November 30, 2002, Kookmin Bank issued 10,581,269 common shares and distributed them to Goldman Sachs Capital Koryo, L.P.

With respect to the merger between Kookmin Bank and Kookmin Credit Card on September 30, 2003, Kookmin Bank issued an additional 8,120,431 common shares on October 1, 2003. Accordingly, as of June 30, 2008, a total of 336,379,116 common shares were issued.

Number of Shares

(Unit: shares) as of June 30, 2008

	Type
	Common Stock	Total
Share Issued (A)	336,379,116	336,379,116
Treasury Stock (B)	—	—
Share Outstanding (A-B)	336,379,116	336,379,116

Capital Increase

(Unit: Won, shares)

Issue Date	Type	Number	Face Value	Issue Price	Remarks
2001.10.31	Common Stock	299,697,462	5,000	—	M&A into a new entity
2002.3.22	Common Stock	17,979,954	5,000	5,000	Stock dividend
2002.11.30	Common Stock	10,581,269	5,000	22,124	CB conversion
2003.10.01	Common Stock	8,120,431	5,000	38,100	M&A with KCC

1.3.2. Treasury Stock

(Unit: shares)

Date	Details	Number of shares
December 31, 2005	Outstanding Treasury Shares	217,935
January 13, 2006	Disposition due to exercise of stock option by grantees	(217,935)
As of June 30, 2008	Outstanding Treasury Shares	0

1.3.3. Employee Stock Ownership Association

(Unit: shares)

Type	Beginning Balance (January 1, 2008)	Increase	Decrease	Ending Balance (June 30, 2008)	Remarks
Registered common stock	2,729,756	—	188,452	2,541,304	—
Total	2,729,756	—	188,452	2,541,304	—

1.4. Dividend

The following table shows our dividend related information for the last three years. The Board of Directors of Kookmin Bank passed a resolution to pay a dividend for fiscal year of 2007, and shareholders of Kookmin Bank approved of the dividend payout for fiscal year 2007 at the general meeting of shareholders held on March 20, 2008.

(Unit: in millions of Won unless indicated otherwise)

	June 2008	2007		2006
Net (loss) income for the period	—	2,773,843		2,472,111
Diluted (loss) earnings per share (Won)	—	8,246	[1]	7,349
Total dividend amount	—	824,129		1,227,784
Dividend payout ratio (%)	—	29.71	[2]	49.67
Cash dividend per common share (Won)	—	2,450		3,650
Stock dividend per common share (%)	—	—		—
Dividend per preferred share (Won)	—	—		—
Dividend yield ratio (%)	—	3.48	[3]	4.90

[1]	Earnings per share = net income (Won 2,773,843,133,424) / weighted average number of shares (336,379,116 shares).
[2]	Dividend payout ratio = total dividend amount for common shares (Won 824,128,834,200) / net income (Won 2,773,843,133,424).
[3]	Dividend yield ratio = dividend per share (Won 2,450) / average closing price for a week based on business day prior to market closing date of December 31, 2007 (Won 70,475).

2. Business

2.1. Source and Use of Funds

2.1.1. Source of Funds

[Bank Account]

(Unit: in millions of Won, %)

		June 30, 2008		December 31, 2007		December 31, 2006
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency	Deposits	119,163,504	3.93	109,901,995	3.23	111,324,234	2.91
	Certificate of deposit	23,096,410	5.91	14,683,182	5.19	8,408,753	4.53
	Borrowings	2,524,693	3.93	2,474,036	3.64	2,533,547	3.36
	Call money	840,449	4.90	1,553,396	4.79	2,300,768	4.09
	Other	40,196,777	5.84	36,902,539	5.52	28,332,243	5.13

Subtotal		185,821,833	4.60	165,515,148	3.93	152,899,545	3.43

Foreign currency	Deposits	1,796,979	2.23	1,723,594	2.80	1,489,895	2.37
	Borrowings	6,479,793	3.25	4,415,317	3.81	3,635,918	3.41
	Call money	1,261,483	3.29	538,081	5.04	527,600	4.74
	Debentures	2,969,339	3.35	2,820,166	5.18	1,530,941	4.49
	Other	190,159	—	91,227	—	59,296	—

Subtotal		12,697,753	3.08	9,588,385	4.06	7,243,650	3.50

Other	Total Shareholders Equity	16,516,404	—	16,064,310	—	14,251,498	—
	Allowances	961,692	—	924,317	—	1,004,895	—
	Other	13,475,107	—	11,036,268	—	11,935,765	—

Subtotal		30,953,203	—	28,024,895	—	27,192,158	—

Total		229,472,789	3.89	203,128,428	3.40	187,335,353	2.94

2.1.2. Use of Funds

[Bank Account]

(Unit: in millions of Won, %)

		June 30, 2008		December 31, 2007		December 31, 2006
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency	Due from banks	18,716	0.84	27,232	0.99	190,902	3.66
	Securities	32,803,694	5.37	29,795,474	4.66	31,437,266	4.25
	Loans	154,201,932	6.86	134,549,458	6.60	120,688,857	6.44
	Advances for customers	18,617	11.17	28,717	1.51	13,122	2.27
	Call loan	1,244,140	5.01	646,821	4.81	823,293	4.25
	Private placement corporate bonds	5,879,340	5.69	7,599,124	5.42	5,702,726	5.43
	Credit card accounts	10,602,002	20.11	9,232,452	22.20	7,855,415	24.46
	Other	862,202	—	355,868	—	328,681	—
	Allowance for credit losses ( - )	-2,608,112	—	-2,340,182	—	-2,377,086	—

Subtotal		203,022,531	7.39	179,894,964	7.14	164,663,176	6.96

Foreign currency	Due from banks	215,716	1.28	323,370	3.94	486,764	4.31
	Securities	1,314,088	8.08	993,119	4.60	793,181	6.78
	Loans	8,620,183	3.59	7,610,703	4.51	6,561,903	4.06
	Call loan	359,629	3.28	424,043	4.84	261,483	4.77
	Bills bought	1,893,325	4.61	1,421,642	5.95	1,326,578	5.51
	Other	1,058	—	1,815	—	1,798	—
	Allowance for credit losses ( - )	-111,876	—	-84,723	—	-65,952	—

Subtotal		12,292,123	4.24	10,689,969	4.78	9,365,755	4.61

Other	Cash	1,090,536	—	1,079,189	—	966,002	—
	Fixed assets held for business	2,580,827	—	2,540,601	—	2,397,111	—
	Other	10,486,772	—	8,923,705	—	9,943,309	—

Subtotal		14,158,135	—	12,543,495	—	13,306,422	—

Total		229,472,789	6.76	203,128,428	6.58	187,335,353	6.35

2.1.3. Fee Transactions

(Unit: in millions of Won)

		June 30, 2008	June 30, 2007	December 31, 2007
Fee Revenue (A)
Won currency	Guarantees	5,321	3,323	7,535
	Commissions received	564,405	529,420	1,202,814
	Credit card	82,179	73,536	153,876
	National Housing Fund Mgt.	53,288	82,561	121,700
Foreign currency	Guarantees	8,741	3,369	8,315
	Others	49,499	38,576	76,842

Subtotal		763,433	730,785	1,571,082

Fee Expense (B)
Won & foreign currency	Commissions paid in Won	118,014	92,059	208,494
	Credit card	181,780	152,471	350,889
	Others	17,613	19,095	33,740

Subtotal		317,407	263,625	593,123

Fee Income (A-B)		446,026	467,160	977,959

2.2. Principal Banking Activities

2.2.1. Deposits

The following table shows the average balances of our deposits for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

		June 30, 2008		December 31, 2007		December 31, 2006
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Deposits in Won	Demand deposits	18,261,780	19,938,779	18,027,342	19,759,190	16,896,730	20,179,568
	Time & savings deposits	100,188,694	103,586,082	89,417,348	93,809,636	89,613,715	91,156,790
	Mutual installment deposits	2,662,626	2,343,333	3,474,443	3,038,971	4,302,015	3,833,573
	Mutual installment for housing	2,763,892	2,608,351	3,425,419	2,973,114	4,221,249	3,842,727
	Certificate of deposit	23,096,410	26,607,572	14,683,182	17,617,643	8,408,753	9,579,701

Subtotal		146,973,402	155,084,117	129,027,734	137,198,554	123,442,462	128,592,359

Deposits in foreign currency		1,796,979	1,706,831	1,723,594	1,660,137	1,489,895	1,427,557

Trust deposits	Money trust	8,767,436	9,501,201	8,906,983	8,363,610	9,047,669	9,627,037
	Property trust	4,264,908	3,649,070	5,556,671	5,365,233	8,491,099	6,631,376

Subtotal		13,032,344	13,150,271	14,463,654	13,728,843	17,538,768	16,258,413

Total		161,802,725	169,941,219	145,214,982	152,587,534	142,471,125	146,278,329

2.2.2. Average Deposit per Domestic Branch

The following table shows the average balances of our deposits per domestic branch as of the dates indicated.

(Unit: in millions of Won)

	June 30, 2008	December 31, 2007	December 31, 2006
Deposits	135,102	124,446	124,123
Deposits in Won	133,721	123,055	122,904

2.2.3. Average Deposit per Employee

The following table shows the average balances of our deposits per employee as of the dates indicated.

(Unit: in millions of Won)

	June 30, 2008	December 31, 2007	December 31, 2006
Deposits	8,747	7,901	7,799
Deposits in Won	8,658	7,812	7,722

2.2.4. Loan Balances

The following table shows the average balances of our loans for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

	June 30, 2008		December 31, 2007		December 31, 2006
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Loans in Won	154,190,280	163,546,973	134,539,050	146,260,926	120,680,825	125,574,817
Loans in foreign currency	8,620,183	10,023,618	7,610,703	7,498,780	6,561,902	7,261,811
Advances for customers	18,617	13,423	28,717	28,695	13,122	19,209

Subtotal	162,829,080	173,584,014	142,178,470	153,788,401	127,255,849	132,855,837

Trust account loans	439,581	476,366	408,301	415,786	351,880	403,552

Total	163,268,661	174,060,380	142,586,771	154,204,187	127,607,729	133,259,389

2.2.5. Loan Balances as of June 30, 2008 by Maturity

(Unit: in millions of Won)

	1 year or less	More than 1 year to 3 years	More than 3 years to 5 years	More than 5 years	Total
Loans in Won	72,627,529	36,220,596	6,058,473	48,640,375	163,546,973
Loans in foreign currency	6,093,044	2,243,152	859,923	827,499	10,023,618

2.2.6. Loan Balances by Type

The following table shows the bank account balances of our loans in Won by use as of the dates indicated.

(Unit: in millions of Won)

		June 30, 2008	December 31, 2007	December 31, 2006
Loans to enterprise	Loans for operations	50,948,081	43,508,536	33,054,421
	Loans for facility	15,786,413	12,401,652	6,103,249
Loans to households		50,828,616	47,705,207	46,509,920
Loans to public sector & others	Loans for operations	2,280,603	1,430,050	894,178
	Loans for facility	46,952	24,450	3,687
Loans on property formation savings		612	702	1,013
Loans for housing		43,655,233	41,189,639	39,007,176
Others		463	690	1,173

Total		163,546,973	146,260,926	125,574,817

2.2.7. Loan to Deposit Ratio1

The following table shows loan to deposit ratio as of indicated dates.

(Unit: in millions of Won, %)

	June 30, 2008	December 31, 2007	December 31, 2006
Loans (A)	154,190,280	134,539,050	120,680,825
Deposits (B)	146,973,402	129,027,734	123,442,462

Loan to deposit ratio (A/B)	104.91	104.27	97.76

2.2.8. Guarantees

(Unit: in millions of Won)

	June 30, 2008	December 31, 2007	December 31, 2006
Determined	7,178,057	5,297,910	2,704,307
Contingent	6,270,605	3,944,524	2,304,434

Total	13,448,662	9,242,434	5,008,741

[1]	Average balance of loans in Won / average balance of (deposits in Won + certificates of deposit)

2.2.9. Securities Investment

The following table shows the average balances of our securities for the periods ended and ending balances as of the indicated dates.

(Unit: in millions of Won)

		June 30, 2008		December 31, 2007		December 31, 2006
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Securities in Won (Bank account)	Monetary stabilization bonds	5,791,346	3,639,548	7,736,323	6,075,608	11,803,683	8,534,765
	Government and public bonds	11,596,326	11,849,945	11,225,989	11,216,456	10,035,180	10,117,416
	Debentures	18,024,149	18,865,276	16,342,485	16,350,155	11,847,016	14,140,083
	Stocks	2,005,088	2,131,124	1,740,024	1,750,283	1,575,806	2,515,385
	Others	1,266,125	1,269,309	349,777	370,240	1,878,308	744,896

Subtotal		38,683,034	37,755,202	37,394,598	35,762,742	37,139,993	36,052,545

Securities in Won (Trust account)	Monetary stabilization bonds	906,997	746,861	1,235,530	980,810	1,247,444	1,524,511
	Government and public bonds	1,078,859	1,242,738	1,252,644	1,123,819	1,090,228	1,216,613
	Debentures	1,228,870	1,124,552	1,707,174	1,374,010	1,937,309	1,815,093
	Stocks	483,517	465,593	567,221	490,118	756,900	769,212
	Others	2,743,952	2,964,306	2,585,637	2,538,954	3,837,714	2,873,202

Subtotal		6,442,195	6,544,050	7,348,206	6,507,711	8,869,595	8,198,631

Securities in foreign currency (Trust account)		7,182	—	22,154	12,449	110,472	32,661
Securities in foreign currency (Bank account)	Foreign securities	1,022,702	1,164,186	720,035	927,610	559,343	613,078
	Off-shore foreign securities	291,386	308,380	273,084	273,188	233,838	216,066

Subtotal		1,314,088	1,472,566	993,119	1,200,798	793,181	829,144

Total		46,446,499	45,771,818	45,758,077	43,483,700	46,913,241	45,112,981

2.2.10. Trust Account

(Unit: in millions of Won)

	June 30, 2008		December 31, 2007		December 31, 2006
	Average amount trusted	Trust fees	Average amount trusted	Trust fees	Average amount trusted	Trust fees
Return-guaranteed trust	279	8,495	296	12,928	325	11,295
Performance trust	13,032,065	23,557	14,463,358	57,384	17,538,443	67,209

Total	13,032,344	32,052	14,463,654	70,312	17,538,768	78,504

2.2.11. Credit Card

(Unit: in millions of Won, number of individuals and merchants)

		As of or for the years ended of indicated dates
		June 30, 2008	December 31, 2007	December 31, 2006
Number of card holders	Corporate	211,341	173,122	173,190
	Individual	8,915,134	8,518,930	8,883,738
Number of merchants		1,816,060	1,751,826	1,610,446
Sales volume[1]		36,711,092	68,516,441	63,929,192
Fee revenue		1,146,431	2,207,975	2,189,014

2.3. Branch Networks

As of June 30, 2008, we had 1,126 branches (including the head office) and 93 sub-branches in Korea; 482 of our branches and sub-branches are located in Seoul.

We also have four overseas branches and three overseas representative offices. The overseas branches are located in Tokyo, Japan; New York, U.S.A.; Auckland, New Zealand; and Guangzhou, People’s Republic of China. The overseas representative offices located are in Almaty, Kazakhstan; Ho Chi Minh City, Vietnam; and Kyiv, Ukraine.

We plan to open a total of 56 new domestic branches and sub-branches during 2008 (including 19 branches and sub-branches opened during the first half of 2008). We also plan to establish an overseas branch in Harbin, People’s Republic of China, during 2008. These plans are subject to change depending on market conditions, regulatory approvals or other factors.

[1]	Includes lump-sum and installment purchases, cash advances, and check card and purchasing card transactions.

2.4. Other Information for Investment Decision

2.4.1. BIS Risk-adjusted Capital Ratios

(Unit: in millions of Won, %)

	June 30, 2008[1]	December 31, 2007	December 31, 2006
Risk-adjusted capital (A)	18,890,698	19,634,235	18,751,151
Risk-weighted assets (B)	150,883,497	155,598,835	132,373,478

BIS ratio (A/B)	12.52	12.62	14.17

2.4.2. Non-Performing Loans

(Unit: in millions of Won, %)

June 30, 2008		December 31, 2007		Change
Amount	Ratio of NPL to total loans	Amount	Ratio of NPL to total loans	Amount	Ratio of NPL to total loans
1,114,312	0.56%	1,096,470	0.62%	17,842	0.06 percentage point decrease

2.4.3. Loan Loss Allowances2

The following table shows the balance of our loan loss allowances as of the dates indicated.

(Unit: in millions of Won)

		June 30, 2008	December 31, 2007	December 31, 2006
Loan loss allowance	Domestic	2,794,526	2,609,414	2,458,307
	Foreign	9,655	6,583	4,772

	Total	2,804,181	2,615,997	2,463,079

Write-Off		443,374	822,794	1,693,468

[1]	The figures for June 30, 2008 are calculated based on Basel II and are preliminary estimates that are subject to change.
The preliminary estimates for June 30, 2008, calculated based on Basel I for comparative purposes, are as follows:

* Risk-adjusted capital: Won 20,308,289 million

* Risk-weighted assets: Won 177,524,346 million

* BIS ratio: 11.44%

[2]	Includes allowance for other assets.

2.4.4. Changes in Loan Loss Allowances for Recent Three Years1

(Unit: in millions of Won)

	June 30, 2008	December 31, 2007	December 31, 2006
Beginning balance	2,501,865	2,360,867	2,453,275
Net Write-Off	(219,506)	(375,598)	(1,034,059)
Write-Off	(441,960)	(817,358)	(1,680,331)
Recovery	257,725	530,637	474,278
Other	(35,271)	(88,877)	171,994
Provision for loan losses	399,655	516,596	941,651

Ending balance	2,682,014	2,501,865	2,360,867

[1]	Includes present value discounts and excludes allowance for other assets.

3. Financial Information

3.1. Non-Consolidated Condensed Financial Statements

(Unit: in millions of Won)

	As of or for the period ended
	June 30, 2008	December 31, 2007
Cash and due from banks	6,602,042	6,544,754
Securities	33,653,467	30,777,359
Loans	191,142,034	171,549,993
Tangible assets	2,242,485	2,298,743
Other assets	11,339,233	7,695,189

Total assets	244,979,261	218,866,038

Deposits	156,791,555	138,858,691
Borrowings	54,535,929	50,250,481
Other liabilities	17,257,590	13,719,105

Total liabilities	228,585,074	202,828,277

Common stock	1,681,896	1,681,896
Capital surplus	6,273,290	6,269,263
Capital adjustments	0	0
Accumulated other comprehensive income	271,746	345,446
Retained earnings	8,167,255	7,741,156

Total shareholders’ equity	16,394,187	16,037,761

Liabilities and Shareholders’ Equity	244,979,261	218,866,038

Operating revenue	15,383,836	21,281,826
Operating income	1,682,252	4,233,386
Income from continuing operations	1,768,978	4,529,870
Income before income tax	1,768,978	4,529,870
Net (loss) income	1,275,853	2,773,843

3.2. Consolidated Condensed Financial Statements

(Unit: in millions of Won, number of subsidiaries)

	As of or for the year ended
	December 31, 2007	December 31, 2006
Cash and due from banks	6,727,411	6,688,977
Securities	34,239,723	32,588,135
Loans	171,730,131	150,017,861
Tangible assets	2,301,464	2,139,486
Other assets	8,045,715	7,478,977

Total assets	223,044,444	198,913,436

Deposits	142,100,520	133,296,975
Borrowings	50,170,776	38,786,899
Other liabilities	14,666,041	11,701,501

Total liabilities	206,937,337	183,785,375

Common stock	1,681,896	1,681,896
Capital surplus	6,274,535	6,274,831
Retained earnings	7,775,285	6,241,912
Capital adjustments	0	0
Accumulated other comprehensive income	331,159	885,141
Minority interests	44,232	44,281

Total shareholders’ equity	16,107,107	15,128,061

Liabilities and Shareholders’ Equity	223,044,444	198,913,436

Operating revenue	22,154,335	20,319,778
Operating income	4,280,654	3,250,034
Income from continuing operations	4,544,746	3,424,562
Income before income tax	4,544,746	3,424,562
Net (loss) income	2,762,198	2,467,006
Controlling company interests, gain (loss)	2,757,316	2,458,260
No. of subsidiaries included in the consolidation	10	11

3.3. Other Financial Information

See Exhibit 99.1 Kookmin Bank Review Report by our independent auditors for our full financial statements and relevant notes, which have been prepared in accordance with generally accepted accounting principles in Korea. The Review Report will also be available on our website, www.kbstar.com.

4. Independent Public Accountants

4.1. Audit & Audit related Fees

Deloitte Anjin LLC has reviewed our financial statements for the first half of 2008. The aggregate contracted amount of such firm’s audit and review fees for the year 2008 is Won 1,490 million.

4.2. Non-Audit Services

The following is a description of non-audit services rendered by our independent auditor for the recent three years.

(Unit: in millions of Won unless indicated otherwise)

Year	Service description		Amount of payment
1H 2008		—	—
2007	-	Issuance of comfort letter	90
	-	Issuance of comfort letter	70
	-	Agreement for issuance of comfort letter[1]	50
2006	-	Issuance of comfort letter	40
	-	Confirmation of BIS ratio and confirmation affirming that Kookmin Bank is not a Non-Financial Operator	10

[1]	The Agreement for issuance of comfort letter has been terminated.

5. Corporate Governance and Affiliated Companies

5.1. Board of Directors & Committees under the Board

The board of directors, currently consisting of executive directors and non-executive directors, holds regular meetings quarterly. Additional extraordinary meetings may also be convened at the request of any director or any committee that serves under the board of directors.

The board of directors resolves following matters:

■	Matters relating to general meeting of shareholders

■	Matters relating to general management

■	Matters relating to organization and directors of the company

■	Matters relating to funding and capital

■	Other related matters

The following committees currently serve under our board of directors:

■	The Board Steering Committee

■	The Management Strategy Committee

■	The Risk Management Committee

■	The Evaluation & Compensation Committee

■	The Audit Committee

■	The Non-Executive Director Nominating Committee

For the list of our directors, see 6. Directors, Senior Management and Employees, 6.1. Executive Directors and 6.2. Non-Executive Directors.

5.2. Audit Committee

The audit committee oversees our financial reporting and approves the appointment of and interaction among our independent auditors, compliance officers, management personnel and other committee advisors. The committee also reviews our financial information, auditor’s examinations, key financial statement issues and the administration of our financial affairs by the board of directors. The committee also examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3. Compensation to Directors

5.3.1. Compensation to Directors

The following table shows information regarding the remuneration paid to the Directors in the first half of 2008.

(Unit: in millions of Won)

	The aggregate remuneration paid (From January to June 2008)	Limit for the remuneration resolved by shareholders’ meeting (For the year 2008)	Average amount of the payment per person (From January to June 2008)		Total fair value of stock option[1]	Weight (%)
1) Executive Directors (Except Chief Audit Executive and Non-executive Directors)	2,705		849		—	—
2) Non-executive Directors (Except members of Audit Committee)	170	8,000	34	[2]	74	—
3) Members of Audit Committee (Including Chief Audit Executive)	781		150	[2]	112	—

Total	3,656	8,000	1,033		186	—

[1]

For those portions of stock options granted on or before December 31, 2006, we used the intrinsic value model to calculate the total fair value of stock option. For those portions of stock options granted on or after January 1, 2007, we adopted the Black-Scholes option pricing model to calculate the total fair value of stock option.

The following negative values, resulting from calculation according to the intrinsic value method and the fair value method, are excluded from this table: (-3,824) million Won (Executive Directors (except Chief Audit Executive and Non-executive Directors)), (-49) million Won (Non-executive Directors (except members of Audit Committee)).

[2]	Reflects the changes made to the number of non-executive directors in March and May of 2008.

5.3.2. Stock Options

The following table is the breakdown of stock options Kookmin Bank has granted to the directors and employees as of June 30, 2008.

(Unit: in Won, shares)

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
15-Mar-01	Young Seok Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	In Kie Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Ji Hong Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Se Woong Lee	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jong Min Lee	Chief Audit Executive	16-Mar-04	15-Mar-09	28,027	14,807	2,807	12,000
15-Mar-01	Seung Heon Han	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Duk Hyun Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	4,845	7,000
15-Mar-01	Bock Woan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoo Hwan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Ok Hyun Yoon	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	7,845	4,000
15-Mar-01	Sang Hoon Lee	Employee	16-Mar-04	15-Mar-09	28,027	2,961	2,461	500
15-Mar-01	Jae In Suh	Employee	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jong Hwa Lee	Employee	16-Mar-04	15-Mar-09	28,027	2,961	2,461	500
15-Mar-01	Sang Won Lee	Employee	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Joon Ho Park	Employee	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Jeong Haing Lee	Employee	16-Mar-04	15-Mar-09	28,027	592	592	0
15-Mar-01	Tae Joo Yoon	Employee	16-Mar-04	15-Mar-09	28,027	10	0	10
15-Mar-01	Si An Her	Employee	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Seok Won Choi	Employee	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Yong Soo Shin	Employee	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Young Mo Lee	Employee	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sung Gil Lee	Employee	16-Mar-04	15-Mar-09	28,027	370	370	0
22-Mar-01	Cheol Ho Kim	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429
22-Mar-01	Jun Chae Song	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
22-Mar-01	Myoung Woo Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429
22-Mar-01	Han Kyoung Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
16-Nov-01	Sang Hoon Kim	Chairman	17-Nov-04	16-Nov-09	51,200	150,000	75,000	75,000
22-Mar-02	Sun Jin Kim	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,000	0	3,000
22-Mar-02	Ji Hong Kim	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	0	3,321
22-Mar-02	Keun Shik Oh	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	1,021	2,300
22-Mar-02	Kyung Hee Yoon	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,000	0	3,000
22-Mar-02	Dong Soo Chung	Non Executive Director	23-Mar-05	22-Mar-10	57,100	10,000	0	10,000
22-Mar-02	Henry Cornell	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	0	3,321
22-Mar-02	Timothy Hartman	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	0	3,321
22-Mar-02	Byung Sang Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Bock Woan Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	13,339	0	13,339
22-Mar-02	Ki Sup Shin	Executive Vice President	23-Mar-05	22-Mar-10	57,100	26,405	16,405	10,000
22-Mar-02	Sung Hyun Chung	Executive Vice President	23-Mar-05	22-Mar-10	57,100	19,525	0	19,525
22-Mar-02	Bong Hwan Cho	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Ki Taek Hong	Executive Vice President	23-Mar-05	22-Mar-10	57,100	19,525	0	19,525
22-Mar-02	Jong Young Yoon	Employee	23-Mar-05	22-Mar-10	57,100	14,712	5,000	9,712
22-Mar-02	Jae Il Song	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Hyung Goo Sim	Employee	23-Mar-05	22-Mar-10	57,100	14,712	0	14,712

[1]	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
22-Mar-02	Jeong Haing Lee	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Joon Sup Chang	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Sung Bin Kim	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Sung Bok Park	Employee	23-Mar-05	22-Mar-10	57,100	14,712	0	14,712
22-Mar-02	Yun Keun Jung	Employee	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Man Soo Song	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Hack Yeon Jeong	Employee	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jong Hwan Byun	Employee	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jae Han Kim	Employee	23-Mar-05	22-Mar-10	57,100	2,500	0	2,500
29-Mar-02	Byoung Hak Kim	Former KCC Officer	30-Mar-04	29-Mar-11	129,100	3,330	0	3,330
29-Mar-02	Jang Ok Kim	Former KCC Officer	30-Mar-04	29-Mar-11	129,100	3,330	0	3,330
29-Mar-02	Sun Lee	Former KCC Officer	30-Mar-04	29-Mar-11	129,100	3,330	0	3,330
26-Jul-02	Donald H. MacKenzie	Executive Vice President	27-Jul-05	26-Jul-10	58,800	23,899	0	23,899
21-Mar-03	Ki Hong Kim	Non Executive Director	22-Mar-06	21-Mar-11	58,600	10,000	0	10,000
21-Mar-03	Sun Jin Kim	Non Executive Director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Eun Joo Park	Non Executive Director	22-Mar-06	21-Mar-11	42,200	3,351	0	3,351
21-Mar-03	Kyung Hee Yoon	Non Executive Director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Bernard S. Black	Non Executive Director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Richard Elliott Lint	Non Executive Director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Sung Chul Kim	Executive Vice President	22-Mar-06	21-Mar-11	35,500	9,443	4,443	5,000
21-Mar-03	See Young Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,500	7,024	7,024	0
21-Mar-03	Won Suk Oh	Employee	22-Mar-06	21-Mar-11	35,500	9,730	0	9,730
21-Mar-03	Sung Dae Min	Employee	22-Mar-06	21-Mar-11	35,500	9,730	0	9,730
21-Mar-03	Kyong Jae Jeong	Employee	22-Mar-06	21-Mar-11	35,500	9,730	0	9,730
21-Mar-03	Chul Hee Kim	Employee	22-Mar-06	21-Mar-11	35,500	14,343	0	14,343
21-Mar-03	In Do Lee	Employee	22-Mar-06	21-Mar-11	35,500	9,730	0	9,730
21-Mar-03	Maeng Soo Ryang	Employee	22-Mar-06	21-Mar-11	35,500	9,730	0	9,730
27-Aug-03	Jin Baek Cheong	Executive Vice President	28-Aug-06	27-Aug-11	40,500	5,091	0	5,091
09-Feb-04	Young Il Kim	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	7,125	0	7,125
09-Feb-04	Sang Jin Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	7,125	0	7,125
09-Feb-04	Yun Keun Jung	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Dong Hwan Cho	Employee	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Dong Sook Kang	Employee	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Young Han Kim	Employee	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	De Oak Shin	Employee	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Chang Ho Kim	Employee	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Dal Soo Lee	Employee	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Byong Doo Ahn	Employee	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
23-Mar-04	Young Soon Cheon	Non Executive Director	24-Mar-07	23-Mar-12	48,500	5,000	0	5,000
23-Mar-04	Dong Soo Chung	Non Executive Director	24-Mar-07	23-Mar-12	48,500	5,000	0	5,000
23-Mar-04	Wang Ha Cho	Non Executive Director	24-Mar-07	23-Mar-12	48,800	5,000	0	5,000
23-Mar-04	Woon Youl Choi	Non Executive Director	24-Mar-07	23-Mar-12	48,800	5,000	0	5,000
01-Nov-04	Chung Won Kang	President & CEO	02-Nov-07	01-Nov-12	50,600	610,000	0	610,000
18-Mar-05	Hyung Duk Chang	Chief Audit Executive	19-Mar-08	18-Mar-13	51,600	30,000	0	30,000
18-Mar-05	Kap Shin	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Dong Won Kim	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	28,330	0	28,330

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
18-Mar-05	Yun Keun Jung	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Nam Sik Yang	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	18,750	0	18,750
18-Mar-05	Hyo Sung Won	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Yong Kook Oh	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Sang Jin Lee	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Ahn Sook Koo	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Jung Young Kang	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	18,750	0	18,750
18-Mar-05	Young Han Choi	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Dong Soo Choe	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	18,750	0	18,750
18-Mar-05	Seong Kyu Lee	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Jun Bo Cho	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Jeong Min Kim	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	28,056	0	28,056
18-Mar-05	Sung Soo Jung	Employee	19-Mar-08	18-Mar-13	46,800	4,379	0	4,379
18-Mar-05	Hye Young Kim	Employee	19-Mar-08	18-Mar-13	46,800	4,379	0	4,379
18-Mar-05	Ki Hyun Kim	Employee	19-Mar-08	18-Mar-13	46,800	4,379	0	4,379
18-Mar-05	Jae Sam Jung	Employee	19-Mar-08	18-Mar-13	46,800	14,986	0	14,986
18-Mar-05	Chang Ho Kim	Employee	19-Mar-08	18-Mar-13	46,800	4,379	0	4,379
18-Mar-05	Dong Sook Kang	Employee	19-Mar-08	18-Mar-13	46,800	4,379	0	4,379
18-Mar-05	De Oak Shin	Employee	19-Mar-08	18-Mar-13	46,800	14,165	0	14,165
18-Mar-05	Dal Soo Lee	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Byong Doo Ahn	Employee	19-Mar-08	18-Mar-13	46,800	4,379	0	4,379
18-Mar-05	Byung Kun Oh	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Won Sik Yeo	Employee	19-Mar-08	18-Mar-13	46,800	14,165	0	14,165
18-Mar-05	Dong Su Ryo	Employee	19-Mar-08	18-Mar-13	46,800	13,973	0	13,973
18-Mar-05	Kyoung Ho Lee	Employee	19-Mar-08	18-Mar-13	46,800	9,375	0	9,375
18-Mar-05	Jeung Ho Lee	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Kwang Suk Lee	Employee	19-Mar-08	18-Mar-13	46,800	9,375	0	9,375
18-Mar-05	Tae Gon Kim	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Hyeog Kwan Kwon	Employee	19-Mar-08	18-Mar-13	46,800	13,973	0	13,973
18-Mar-05	Kyu Hyung Jung	Employee	19-Mar-08	18-Mar-13	46,800	14,165	0	14,165
18-Mar-05	Dong Hwan Cho	Employee	19-Mar-08	18-Mar-13	46,800	9,375	0	9,375
18-Mar-05	Man Hee Lee	Employee	19-Mar-08	18-Mar-13	46,800	9,375	0	9,375
18-Mar-05	Il Soo Moon	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Yong Seung Lee	Employee	19-Mar-08	18-Mar-13	46,800	9,375	0	9,375
18-Mar-05	Suk Yong Cha	Non Executive Director	19-Mar-08	18-Mar-13	61,000	5,091	0	5,091
18-Mar-05	Ki Hong Kim	Non Executive Director	19-Mar-08	18-Mar-13	60,300	5,077	0	5,077
18-Mar-05	Young Soon Cheon	Non Executive Director	19-Mar-08	18-Mar-13	63,600	10,072	0	10,072
18-Mar-05	Dong Soo Chung	Non Executive Director	19-Mar-08	18-Mar-13	51,600	15,000	0	15,000
18-Mar-05	Chang Kyu Lee	Non Executive Director	19-Mar-08	18-Mar-13	51,600	15,000	0	15,000

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
18-Mar-05	Hun Namkoong	Non Executive Director	19-Mar-08	18-Mar-13	61,000	5,091	0	5,091
18-Mar-05	Doo Hwan Song	Non Executive Director	19-Mar-08	18-Mar-13	63,800	10,031	0	10,031
18-Mar-05	Dam Cho	Non Executive Director	19-Mar-08	18-Mar-13	51,600	15,000	0	15,000
18-Mar-05	Nobuya Takasugi	Non Executive Director	19-Mar-08	18-Mar-13	51,600	15,000	0	15,000
27-Apr-05	Kyung Wook Kang	Employee	28-Apr-08	27-Apr-13	45,700	8,827	0	8,827
22-Jul-05	Donald H. MacKenzie	Senior Executive Vice President	23-Jul-08	22-Jul-13	49,200	30,000	0	30,000
23-Aug-05	Youn Soo Kim	Employee	24-Aug-08	23-Aug-13	53,000	7,212	0	7,212
24-Mar-06	Dong Soo Chung	Non Executive Director	25-Mar-09	24-Mar-14	77,900	19,917	0	19,917
24-Mar-06	Chang Kyu Lee	Non Executive Director	25-Mar-09	24-Mar-14	77,900	9,958	0	9,958
24-Mar-06	Dam Cho	Non Executive Director	25-Mar-09	24-Mar-14	77,800	10,000	0	10,000
24-Mar-06	Nobuya Takasugi	Non Executive Director	25-Mar-09	24-Mar-14	77,900	9,958	0	9,958
24-Mar-06	Young Soon Cheon	Non Executive Director	25-Mar-09	24-Mar-14	85,100	5,000	0	5,000
24-Mar-06	Kee Young Chung	Non Executive Director	25-Mar-09	24-Mar-14	X2	30,000	0	30,000
24-Mar-06	Bo Kyung Byun	Non Executive Director	25-Mar-09	24-Mar-14	X2	30,000	0	30,000
24-Mar-06	Bae Kin Cha	Non Executive Director	25-Mar-09	24-Mar-14	81,900	21,459	0	21,459
24-Mar-06	Hyung Duk Chang	Chief Audit Executive	25-Mar-09	24-Mar-14	77,900	19,917	0	19,917
24-Mar-06	Ki Hong Kim	Chief Executive Vice President	25-Mar-09	24-Mar-14	X2	210,000	0	210,000
24-Mar-06	Kap Joe Song	Senior Executive Vice President	25-Mar-09	24-Mar-14	80,000	27,878	0	27,878
24-Mar-06	Dal Soo Lee	Senior Executive Vice President	25-Mar-09	24-Mar-14	77,800	20,000	0	20,000
24-Mar-06	Won Sik Yeo	Senior Executive Vice President	25-Mar-09	24-Mar-14	80,300	18,166	0	18,166
24-Mar-06	De Oak Shin	Senior Executive Vice President	25-Mar-09	24-Mar-14	80,300	18,166	0	18,166
24-Mar-06	Choong Won Cho	Employee	25-Mar-09	24-Mar-14	X2	30,000	0	30,000
24-Mar-06	Yook Sang Kwon	Employee	25-Mar-09	24-Mar-14	80,300	18,175	0	18,175
24-Mar-06	Haing Hyun Choi	Employee	25-Mar-09	24-Mar-14	X2	30,000	0	30,000
24-Mar-06	In Gyu Choi	Employee	25-Mar-09	24-Mar-14	X2	30,000	0	30,000
24-Mar-06	Kwang Chun Shon	Employee	25-Mar-09	24-Mar-14	X2	30,000	0	30,000
24-Mar-06	Han Mok Cho	Employee	25-Mar-09	24-Mar-14	80,300	18,175	0	18,175
24-Mar-06	Soon Hyun Kim	Employee	25-Mar-09	24-Mar-14	X2	30,000	0	30,000
24-Mar-06	Seung Joo Baik	Employee	25-Mar-09	24-Mar-14	X2	30,000	0	30,000
24-Mar-06	Kwang Mook Park	Employee	25-Mar-09	24-Mar-14	80,300	18,175	0	18,175
24-Mar-06	Sai Yoon Hong	Employee	25-Mar-09	24-Mar-14	X2	30,000	0	30,000
24-Mar-06	Sang Rak Jang	Employee	25-Mar-09	24-Mar-14	80,300	18,175	0	18,175
24-Mar-06	Jin Sun Paeng	Employee	25-Mar-09	24-Mar-14	80,300	18,175	0	18,175
24-Mar-06	Shin Og Joo	Employee	25-Mar-09	24-Mar-14	80,300	18,175	0	18,175
24-Mar-06	Young Hee Jeon	Employee	25-Mar-09	24-Mar-14	X2	30,000	0	30,000

[2]	Exercise price = (Base Price) Won x (1 + TRS of the three major competitors x 0.4)

(Base Price) Won is the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the grant date; (ii) one month prior to, but excluding, the grant date; and (iii) one week prior to, but excluding, the grant date.

TRS of the three major competitors shall mean (the sum of each of the three major competitor’s Total Market Cap at the expected exercise price confirmation date less the sum of each of the three major competitor’s Total Market Cap at the grant date) divided by the sum of each of the three major competitor’s Total Market Cap at the grant date.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
24-Mar-06	Bae Young Lee	Employee	25-Mar-09	24-Mar-14	80,300	18,175	0	18,175
28-Apr-06	Young Mo Lee	Employee	29-Apr-09	28-Apr-14	X2	30,000	0	30,000
27-Oct-06	Dong Hyun Ji	Employee	28-Oct-09	27-Oct-14	X2	20,000	0	20,000
08-Feb-07	Dong Su Yeo	Senior Executive Vice President	09-Feb-10	08-Feb-15	77,100	9,013	0	9,013
08-Feb-07	Hyeog Kwan Kwon	Senior Executive Vice President	09-Feb-10	08-Feb-15	77,100	9,013	0	9,013
08-Feb-07	Jeung Ho Lee	Senior Executive Vice President	09-Feb-10	08-Feb-15	77,100	10,000	0	10,000
08-Feb-07	Kyung Woo Nam	Senior Executive Vice President	09-Feb-10	08-Feb-15	X2	45,000	0	45,000
08-Feb-07	Gi Eui Choi	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Chung Wook Kim	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Kyung Hak Lee	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Jae Gon Kim	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Heung Woon Kim	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Woo Shick Lee	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Young Hwan Sohn	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Young Gu Joo	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Han Ok Kim	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Yong Shin Kim	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Kyung Gu Lee	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Kyun Shin	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Hwa Jung Kim	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Tae Sung Hwang	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Myung Heun You	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Nam Cheol Shin	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	In Byung Park	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Kun Soo Kang	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Kwang Won Jee	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Youn Dong Kim	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Chan Bon Park	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Jong Bum Kim	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Byong Duk Min	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Hye Seok Seo	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Bou Hwan Sim	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Yong Soo Seok	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Sang Hun Choi	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
23-Mar-07	Jacques P.M. Kemp	Non Executive Director	24-Mar-10	23-Mar-15	X2	30,000	0	30,000
		Total				3,814,639	130,274	3,684,365

(The weighted average exercise price of exercisable options is Won 63,523)

5.4. Affiliated Companies

5.4.1. List of Affiliates1

Affiliated companies of Kookmin Bank and its ownership as of June 30, 2008 are as follows.

■	KB Investment Co., Ltd. (99.99%)

■	KB Asset Management Co., Ltd. (80.00%)

■	KB Real Estate Trust Co., Ltd. (99.99%)

■	KB Credit Information Co., Ltd. (99.73%)

■	KB Data Systems Corporation (99.99%)

■	KB Futures Co., Ltd. (99.98%)

■	KB Life Insurance Co., Ltd. (51.00%)

■	Kookmin Bank International (London) Ltd. (100.00%)

■	Kookmin Bank Hong Kong Ltd. (100.00%)

■	Sorak Financial Holdings Pte. Ltd. (25.00%)

■	KB Investment & Securities Co., Ltd. (97.06%)

[1]	Excludes Jooeun Industrial and KLB Securities, which are under liquidation procedures. Kookmin Singapore Ltd. and Kookmin Finance Asia Limited are also under liquidation procedures.

6. Directors, Senior Management and Employees

6.1. Executive Directors

Our five executive directors consist of the President & CEO, Chief Audit Executive and Senior Executive Vice Presidents as of June 30, 2008.

The names and positions of our directors, and the number of shares of Kookmin Bank’s common stock they own are set forth below as of June 30, 2008.

Name	Date of Birth	Position	Common Shares Owned
Chung Won Kang	12/19/1950	President & CEO	—
Yong Hwa Cheong	07/12/1952	Chief Audit Executive	—
In Gyu Choi	12/23/1955	Senior EVP	39
Donald H. MacKenzie	12/20/1948	CFO & Senior EVP	—
Ki Hong Kim	01/10/1957	Senior EVP	—

6.2. Non-Executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting.

Our current non-executive directors and the number of shares of Kookmin Bank’s common stock they own as of June 30, 2008 are as follows.

Name	Date of Birth	Position	Common Shares Owned
Kee Young Chung	09/07/1948	Non-Executive Director	—
Jacques P.M. Kemp	05/15/1949	Non-Executive Director	—
Dam Cho	08/01/1952	Non-Executive Director	—
Suk Sig Lim	07/17/1953	Non-Executive Director	257
Bo Kyung Byun	08/09/1953	Non-Executive Director	860
Sang Moon Hahm	02/02/1954	Non-Executive Director	40
Han Kim	02/17/1954	Non-Executive Director	—
Chee Joong Kim	12/11/1955	Non-Executive Director	—
Chan Soo Kang	11/23/1961	Non-Executive Director	50

6.3. Senior Management

In addition to the executive directors who are also our executive officers, we had the following 11 executive officers as of June 30, 2008.

Name	Date of Birth	Position	Common Shares Owned
Hyung Goo Sim	10/24/1953	Senior Executive Vice President	—
Dal Soo Lee	02/15/1952	Senior Executive Vice President	192
Jeung Ho Lee	08/15/1952	Senior Executive Vice President	78
Yong Kook Oh	09/30/1949	Senior Executive Vice President	—
Hyo Sung Won	07/29/1960	Senior Executive Vice President	—
Kyung Woo Nam	04/01/1951	Senior Executive Vice President	—
Young Han Choi	09/24/1958	Senior Executive Vice President	—
Byung Kun Oh	01/06/1953	Senior Executive Vice President	155
Sai Yoon Hong	04/11/1954	Senior Executive Vice President	78
Heung Woon Kim	07/20/1957	Senior Executive Vice President	1,600
Kwang Chun Shon	07/21/1956	Senior Executive Vice President	41

6.4. Employees

The following table shows the breakdown of our employees as of June 30, 2008.

(Unit: in millions of Won)

	Number of Employees[1]			Average Tenure of the Full-time Employees (years)[2]	Total Payment for the first half of 2008[3]	Average Payment per Person
	Full-time	Contractual	Total
Male	13,047	1,453	14,501	18 years and 4 months	517,363	35.7
Female	4,936	6,970	11,905	14 years and 1 month	288,545	24.2

Total	17,983	8,423	26,406	17 years and 3 months	805,908	30.5

[1]

Number of employees is calculated as the arithmetic mean of the number of employees as of the end of each month from January 31, 2008 to June 30, 2008, and does not include executive vice presidents, local employees in overseas branches and persons engaged in outsourced services.

[2]	Based on only full-time employees as of June 30, 2008
[3]	Based on labor expense and employee benefit / welfare costs paid as of June 30, 2008

7. Major Stockholders and Related Party Transactions

7.1. Major Stockholders1

The following table presents information regarding the selected major ownership of our shares:

(Unit: Shares, %)

Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
Citibank, N. A.[2]	55,868,485	16.61
Euro-Pacific Growth Fund	18,377,910	5.46

7.2. Changes in the Largest Shareholder for the Recent Three Years

(Unit: Shares, %)

Name	Date of Change/ Date of Change in Ownership Level[3]	Number of Shares of Common Stock		Percentage of Total Issued Shares
Korean National Pension Service	February 20, 2008	14,951,343	[4]	4.44	[4]
Euro-Pacific Growth Fund	February 20, 2008	11,629,660		3.46
Euro-Pacific Growth Fund	October 10, 2005	16,099,940		4.79
ING Bank N.V. Amsterdam	March 21, 2005	13,650,001		4.06
Euro-Pacific Growth Fund	January 17, 2005	14,326,220		4.26

7.3. Investments in Affiliates5

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Beginning Balance (Jan 1, 2008)	Increase	Decrease	Ending Balance (June 30, 2008)
KB Real Estate Trust	Affiliate	Equity Securities of Affiliate	79,999	—	—	79,999
KB Investment	Affiliate	Equity Securities of Affiliate	44,756	—	—	44,756

[1]	As of December 31, 2007.
[2]	Depositary under our ADR and GDR programs.
As of July 30, 2008, Citibank, N.A., as depositary, held 46,778,471 shares of our common stock, representing 13.91% of our total issued shares.
[3]	The date of change / change in ownership level is the date as indicated on the public filing disclosing changes in the largest shareholder, etc.
[4]	As of December 31, 2007.
As of July 30, 2008, Korean National Pension Service held 16,895,368 shares of our common stock, representing 5.02% of our total issued shares.
[5]	Jooeun Industrial and KLB Securities are under liquidation procedures.

Name	Relation with the Bank	Account	Beginning Balance (Jan 1, 2008)	Increase	Decrease	Ending Balance (June 30, 2008)
KB Asset Management	Affiliate	Equity Securities of Affiliate	30,670	—	—	30,670
KB Futures	Affiliate	Equity Securities of Affiliate	19,996	—	—	19,996
KB Data Systems Corp.	Affiliate	Equity Securities of Affiliate	7,999	—	—	7,999
KB Credit Information	Affiliate	Equity Securities of Affiliate	6,245	—	—	6,245
KB Life Insurance	Affiliate	Equity Securities of Affiliate	35,700	30,600	—	66,300
KB Investment & Securities Co., Ltd.	Affiliate	Equity Securities of Affiliate	—	75,703	—	75,703
Jooeun Industrial	Affiliate	Equity Securities of Affiliate	9,999	—	—	9,999
KLB Securities	Affiliate	Equity Securities of Affiliate	24,274	—	—	24,274
Kookmin Bank Hong Kong Ltd.	Affiliate	Equity Securities of Affiliate	18,764	2,104	—	20,868
Kookmin Bank International (London) Ltd.	Affiliate	Equity Securities of Affiliate	37,482	4,108	—	41,590

T	Based on par value

7.4. Related Party Transactions

(Unit: in millions of Won unless indicated otherwise)

Name	Relation with the Bank	Transactions
		Account	Purchase	Disposal	Volume	Gains / Losses
SK Corportion	Related party of Non-executive director, Chan Soo Kang	Equity securities	52,503	33,152	85,655	-1,631

	Total		52,503	33,152	85,655	-1,631

8. Other Important Information for Investors

8.1. Progress Relating to Regulatory Filing

1.	On February 6, 2007, we received a notice of a complaint filed in the Seoul Central District Court by Korea Lottery Services (“KLS”) against us, for a claim for payments of fees in the amount of KRW 445,877,230,980 for the period from June 2004 to December 2006, which was calculated based on the fee rate alleged by KLS. Additionally, KLS claimed interest thereon at the rate of 6% per annum for the period from July 3, 2004 to the date of receipt of notice of the complaint, and 20% per annum for the period from the date immediately following the date of receipt of notice of the complaint to the date of full payment. On July 25, 2008, the Seoul Central District Court ruled in favor of KLS in part but reduced the amount of damages to KRW 122,740,307,360. The court also ruled that we are required to pay certain interest on the unpaid fees. We are planning to appeal such decision.

2.	On July 13, 2007, we submitted a current report on Form 6-K relating to a second notice of additional tax assessment from the Seoul Regional Tax Office in respect of the periodic tax audit for the years 2002 to 2005. This second assessment was in the amount of KRW 268,791,041,795, and in addition to an earlier assessment in the amount of KRW 173,189,962,460. The amount payable in respect of the second assessment was subsequently reduced by KRW 3,006,280,175, in part due to early payment of the assessed amounts. We paid such reduced amount on August 13, 2007.

3.	On August 6, 2007 and August 13, 2007, we appealed the tax assessments in two separate proceedings, distinguished in part by type of tax. The amount of assessment being appealed is KRW 438,862,802,150.

4.	On September 12, 2007, we disclosed that we were reviewing the establishment of a new securities company and/or the acquisition of an existing securities company in pursuit of a possible entry into the securities business. In connection therewith, on March 11, 2008, we acquired 95.8% of Hannuri Investment & Securities Co., Ltd, which was added as a new affiliate of Kookmin Bank and changed its name to KB Investment & Securities Co., Ltd.

5.	On November 6, 2007, we disclosed that we were reviewing internally a possible entry into Central Asian markets (including Kazakhstan) and South East Asian markets through potential acquisitions as part of our overseas expansion strategy. On March 14, 2008, we entered into an agreement to acquire 29.99% of the outstanding shares of Joint Stock Company Bank CenterCredit (“CenterCredit”). We plan to increase our equity stake in CenterCredit to 50.1% or more within 30 months from the closing date of this acquisition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: August 14, 2008	By:	/s/ Donald H. MacKenzie
(Signature)

	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO
Executive Director